Exhibit 99.1

Disclaimer and important notice

Forward looking statements

This report contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including for example, but not limited to, outcomes of transactions, statements regarding long-term demand for Woodside’s products, potential investment decisions, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and plans for renewables production capacity and investments in, and development of, renewables projects, expectations and guidance with respect to production, capital and exploration expenditure and gas hub exposure. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘aspire’, ‘estimate’, ‘expect’, intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’, and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this report are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements and assumptions on which they are based include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, sustainability and environmental risks, climate related transition and physical risks, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, the actions of third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflicts in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, legislative, fiscal and regulatory developments, including but not limited to those related to the imposition of tariffs and other trade restrictions, and the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, and the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets and risks associated with acquisitions, mergers, divestitures and joint ventures, including difficulties integrating or separating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses.

A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk Factors” section of Woodside’s Annual Report on Form 20-F for the year ended 31 December 2024 filed with the United States Securities and Exchange Commission. You should review and have regard to these risks when considering the information contained in this report.

If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this report.

1	First quarter report for period ended 31 March 2025

All forward-looking statements contained in this report reflect Woodside’s views held as at the date of this report and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this report, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. None of Woodside nor any of its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives, nor any person named in this report or involved in the preparation of the information in this report, makes any representation, assurance, guarantee or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any outcomes, events or results expressed or implied in any forward-looking statement in this report. Past performance (including historical financial and operational information) is given for illustrative purposes only. It should not be relied on as, and is not necessarily, a reliable indicator of future performance, including future security prices.

Other important information

All figures are Woodside share for the quarter ending 31 March 2025, unless otherwise stated.

All references to dollars, cents or $ in this report are to US currency, unless otherwise stated.

References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

The conversion factors used throughout this report are set out under “Units of measure and conversion factors”, unless otherwise stated.

2	First quarter report for period ended 31 March 2025

FIRST QUARTER REPORT FOR PERIOD ENDED 31 MARCH 2025

ASX: WDS | NYSE: WDS

Wednesday, 23 April 2025

Outstanding performance from high quality assets

Operations

•	Maintained exceptional production from Sangomar of 78 Mbbl/day (Woodside equity interest) produced in the quarter.

•	Quarterly production of 49.1 MMboe (546 Mboe/day), down 4% from Q4 2024 due to weather impacts at NWS and unplanned outages at Pluto, partially offset by higher production at Shenzi and Atlantis. Quarterly production increased 9% from Q1 2024 due to the addition of Sangomar production.

•	Quarterly revenue of $3,315 million, down 5% from Q4 2024 primarily due to lower production and lower oil-linked prices. Quarterly revenue increased 13% from Q1 2024 due to Sangomar start-up in July 2024 and high gas hub-linked prices.

•	Sold 25.4% of produced LNG at prices linked to gas hub indices in the quarter (9.4% of total equity production).

Projects

•	Strong project execution for the quarter, with all projects on schedule and budget.

•	The Beaumont New Ammonia Project was 90% complete, with Phase 1 of the project on track for startup in the second half of 2025.

•	The Scarborough Energy Project was 82% complete, and remains on track for first LNG cargo in the second half of 2026.

•	The Trion Project was 26% complete, and remains on track for first oil in 2028.

Portfolio developments

•	Further streamlining Woodside’s portfolio and generating near-term cash flow by divesting the Greater Angostura assets.[1]

•	Subsequent to the quarter, entered an agreement for the sale of a 40% interest in Louisiana LNG Infrastructure LLC.[2]

•	Subsequent to the quarter, signed LNG sale and purchase agreements with Uniper for the supply of up to two million tonnes per annum.[3]

Woodside CEO Meg O’Neill said the company continued its focus on operational excellence and project delivery over the first quarter of 2025, while laying the foundation for Woodside’s next phase of value creation.

[1]	Completion of the transaction is subject to conditions precedent, including joint venture, government and regulatory approvals.
[2]	Completion of the transaction is subject to conditions precedent, including final investment decision for the Louisiana LNG development, requisite regulatory, legal and other customary approvals.
[3]	The sale and purchase agreements are subject to Woodside’s final investment decision on the three train 16.5 Mtpa foundation development of Louisiana LNG.

3	First quarter report for period ended 31 March 2025

Comparative performance at a glance

		Q1 2025	Q4 2024	Change %	Q1 2024	Change %	YTD 2025	YTD 2024	Change %

Revenue[4]	$ million	3,315	3,484	(5%)	2,945	13%	3,315	2,945	13%
Production[5]	MMboe	49.1	51.4	(4%)	44.9	9%	49.1	44.9	9%

Gas	MMscf/d	1,841	1,909	(4%)	1,929	(5%)	1,841	1,929	(5%)
Liquids	Mbbl/d	223	224	—%	155	44%	223	155	44%
Total	Mboe/d	546	559	(2%)	494	11%	546	494	11%
Sales[6]	MMboe	50.2	54.1	(7%)	45.6	10%	50.2	45.6	10%

Gas	MMscf/d	1,962	2,129	(8%)	1,950	1%	1,962	1,950	1%
Liquids	Mbbl/d	213	214	—%	159	34%	213	159	34%
Total	Mboe/d	558	588	(5%)	501	11%	558	501	11%

Average realised price	$/boe	65	63	3%	63	3%	65	63	3%

Operations

Pluto LNG

•

LNG reliability was 89.9% for the quarter due to the impact of three unplanned train outages, which were rectified within days of each event. Facility performance continues to be proactively monitored to minimise the risk of future unplanned outages.

•	Completed maintenance activities during facility downtime to minimise future planned outages.

•	Successfully processed additional volumes through the Pluto-KGP Interconnector, using capacity at the North West Shelf.

North West Shelf (NWS) Project

•	Achieved strong quarterly LNG reliability of 96.5%.

•

Received approvals from the North West Shelf Joint Venture for long lead items on the Greater Western Flank Phase 4 Project, a five-well subsea tie-back to existing NWS offshore facilities. The project will support the delivery of domestic gas into the WA market during a forecasted shortfall in supply post-2028, with a final investment decision (FID) planned for the second half of 2025.

•	Successfully completed remote operations of offshore assets during a significant cyclone event, which limited the impact on production.

•	Continued LNG Train 2 permanent retirement activities following cessation of production in Q4 2024, with retirement work scopes being undertaken in a phased manner.

Bass Strait

•

Woodside approved investment in the Kipper 1B Project and the Turrum Phase 3 Project. Through the development of these projects, Woodside is expected to add more than 100 petajoules (Woodside equity interest) to the south-eastern Australian domestic gas market, supplying local manufacturers, power generators, and homes.

•	The Kipper 1B Project is expected to expand capacity from the Kipper field and deliver gas supplies ahead of winter 2026 through the drilling of a subsea well and upgrades to the West Tuna platform.

•

The Turrum Phase 3 Project is expected to deliver much-needed gas to south-eastern Australia by 2027 from a five-well infill development of the Turrum and North Turrum fields and topsides modifications to the Marlin B platform. Once the project comes online, it will produce four times more gas than Queensland supplied to the southern states in 2024.

[4]	Revenue presented in this quarterly report reconciles to operating revenue, the IFRS measure presented in Woodside Financial Statements. Comparative periods have been presented on the same basis.
[5]	Q1 2025 includes 0.29 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
[6]

Restated to exclude periodic adjustments reflecting the arrangements governing Wheatstone LNG sales of 0.22 MMboe in Q4 2024 and -0.28 MMboe in Q1 2024. Revenue presented in this quarterly report reconciles to operating revenue, the IFRS measure presented in Woodside Financial Statements. Comparative periods have been presented on the same basis.

4	First quarter report for period ended 31 March 2025

Sangomar

•

Achieved exceptional production of 99 thousand barrels per day (Mbbl/d) (100% basis, 78 Mbbl/d Woodside share) at 97.6% reliability, with production from the Sangomar field remaining at plateau for the quarter.

•

During the quarter, based on a positive response observed in S400 oil producers from water injection, contingent resources were migrated to developed reserves. The reserve addition was 7.1 million barrels to proved (1P) reserves, Woodside share,[7] and Woodside expects Sangomar’s depreciation, depletion and amortisation (DD&A) rate for 2025 to decrease by 5 to 10% from its 2024 DD&A rate of approximately $56/boe.

•	Cargoes were delivered to China, Europe, US and Senegal’s domestic refinery.

United States of America

•	Achieved outstanding reliability of 99.8% at Shenzi.

•	Strong quarterly production at Shenzi was supported by a well returning to production in late 2024 and ongoing optimisation efforts.

•	Completed planned well intervention campaigns at Atlantis and commenced execution of an infill sidetrack producer.

•	Strong quarterly production from the Mad Dog field, Argos facility, with uplift seen from riser gas lift.

Marketing

•

Subsequent to the quarter, Woodside signed LNG sale and purchase agreements with Uniper for the supply of 1.0 million tonnes per annum (Mtpa) from Louisiana LNG LLC for up to 13 years from the commercial operations date (COD) of Louisiana LNG and up to 1.0 Mtpa from its global portfolio commencing with Louisiana LNG’s COD over a term until 2039.[8]

•

Signed a long-term sale and purchase agreement with China Resources Gas International Limited for supply of approximately 0.6 million tonnes of LNG per year over 15 years on a delivered basis, commencing in 2027.

•

Supplied 25.4% of produced LNG at prices linked to gas hub indices, realising a 23% premium compared to oil-linked pricing. This represents 9.4% of Woodside’s total equity production. Full-year guidance remains unchanged at 28-35% of produced LNG.

•

Executed incremental Western Australian gas sales of 3.6 PJ for delivery in 2025 and 2026. Woodside continues to engage with the Western Australian domestic market on additional supply requirements for 2025, 2026 and 2027.

•	Delivered 526 TJ of trucked LNG, equivalent to 513 trailers, to customers in northern Western Australia.

•

Progressed preparations to release an expression of interest before 30 April 2025 for Australia east coast natural gas supply to ensure compliance with the terms of Woodside’s Conditional Ministerial Exemption under the Gas Market Code.

[7]	Refer to Notes to petroleum reserves on page 19 for details of disclaimers.
[8]	Completion of the transaction is subject to conditions precedent including final investment decision for the Louisiana LNG development, requisite regulatory, legal and other customary approvals.

5	First quarter report for period ended 31 March 2025

Projects

Beaumont New Ammonia

•

Progress continued with Train 1 construction 90% complete at the end of the quarter and onsite workforce reaching peak numbers. Train 1 of the project remains on track to achieve first production in the second half of 2025, with pre-commissioning activities anticipated to begin in Q2 2025.[9]

•	Commenced electrical subsystem completion, with the site expected to switch from temporary to permanent power in Q2 2025.

Scarborough Energy Project

•	The Scarborough and Pluto Train 2 Project was 82% complete at the end of the quarter (excluding Pluto Train 1 modifications).

•	The floating production unit (FPU) hull exited its second dry dock, and the topsides were loaded onto a transport barge in readiness for integration activities.

•	Installation of the subsea production risers commenced. Pre-installation of the FPU mooring chains was completed. Batch drilling of the intermediate sections of the development wells concluded.

•	Activities at the Pluto Train 2 site are focused on piping and cable installation and preparing for pre-commissioning activities.

•	Site works for Pluto Train 1 modifications continue and construction activity at the module yard ramped up.

•	In February 2025, the Scarborough Offshore Facility and Trunkline (Operations) Environment Plan was accepted by the regulator.

•	First LNG cargo is targeted for the second half of 2026.

Trion

•	The Trion Project was 26% complete at the end of the quarter.

•

Completed the first steel cut for the three FPU topside modules in Korea and the floating storage and offloading facility (FSO) disconnectable turret mooring system in China. Fabrication progressed on schedule, including the manufacturing of subsea equipment.

•	Awarded the Operations and Maintenance contract for the FSO lease vessel.

•	An Environmental Permit application has been submitted to the regulator, and progress is being made on the submission of the HSE management system permit application.

Louisiana LNG

•	Continued project scope under a limited notice to proceed with Bechtel. Site works include dry excavation, clearing, area drainage improvements, mud mat installation, sheet piling and concrete work.

•	All high value orders and major purchase orders (equipment and bulk materials) for train 1 and 2 have been released. Purchase orders for train 3 have also been placed.

•

Subsequent to the quarter, Woodside entered into an agreement with Stonepeak for the sale of a 40% equity interest in Louisiana LNG Infrastructure LLC. Under this transaction, Stonepeak has agreed to provide $5.7 billion towards the foundation development of Louisiana LNG on an accelerated basis, contributing 75% of the project capital expenditure in both 2025 and 2026.[10]

•	Woodside continues to work towards FID readiness on the three train foundation development.

[9]

Phase 1 handover from OCI to Woodside remains subject to cost, schedule, and performance guarantees from OCI. With limited exceptions, such as changes requested by Woodside, OCI will expend the resources necessary to complete the project ensuring that it meets the agreed performance standards prior to hand over. OCI will also be responsible for limited financial payments to Woodside if the project is delayed beyond September 2025.

[10]	Completion of the transaction is subject to conditions precedent.

6	First quarter report for period ended 31 March 2025

Hydrogen Refueller @H2Perth11

•	Commenced construction work on the project with ready for startup targeted for Q4 2025.

Decommissioning

•

Safely and successfully completed the removal of all facilities from Enfield, offshore Western Australia, with the recovery of final infrastructure in February. With only survey activities remaining, this concludes the multi-year decommissioning program at Enfield.

•	Subsequent to the quarter, Woodside concluded the ten-well Stybarrow plug and abandonment campaign.

•	Subsequent to the quarter, a mobile offshore drilling unit arrived at the Minerva field, offshore Victoria, and commenced preparations to plug and abandon the first of three Minerva wells.

•	Commenced deconstruction of the Griffin Riser Turret Mooring at the Australian Marine Complex in preparation for recycling and reuse.

•

Continued decommissioning activities at Bass Strait, completing the plug and abandonment activities for 27 wells, including on the Bream B platform. Plug and abandonment activities commenced on the Kingfish A and Cobia platforms.

Exploration and development

Browse

•

Work continued on the Browse to North West Shelf Project to optimise the development concept, advance key regulatory approvals and progress commercial discussions to process Browse volumes through the Karratha Gas Plant.

Calypso

•	Progressed pre-front-end engineering design (FEED) engineering studies and subsurface studies to mature the technical and commercial definition of the development concept.

Exploration

•	Woodside declined to exercise the option to acquire at least a 56% interest in the Namibian Petroleum Exploration Licence 87.

[11]	The project has received funding from the Hydrogen Fuelled Transport Project Funding Process as part of the Western Australian Government’s Renewable Hydrogen Strategy.

7	First quarter report for period ended 31 March 2025

New energy and carbon solutions

New energy

•	With the acquisition of Beaumont New Ammonia, plans for Woodside’s H2OK project are being reassessed. Subsequent to the quarter, exit from the H2TAS project was formalised.

•

Commitment to existing climate targets remains firm with these decisions following a review of global new energy opportunities to ensure there is alignment between Woodside’s corporate strategy, capital allocation framework, business priorities and external market conditions.

Carbon capture and storage (CCS) opportunities

•	Angel CCS completed engineering studies as part of pre-FEED and commenced engagement with potential customers for CCS services.

Corporate activities

Greater Angostura assets divestment

•

Woodside entered into an agreement in March 2025 with Perenco to divest its Greater Angostura assets in Trinidad and Tobago for $206 million. The divestment is inclusive of Woodside’s interest in the shallow water Angostura and Ruby offshore oil and gas fields, associated production facilities and onshore terminal. The transaction provides near-term cash flow to support ongoing investments and shareholder distributions and builds on the Australian asset swap announced in December 2024, further streamlining Woodside’s portfolio. The transaction is expected to close in Q3 2025, with an effective date of 1 January 2025. Completion of the transaction is subject to conditions precedent.

Climate and sustainability

•

Woodside held a Sustainability Briefing on 3 April 2025, part of a structured program of engagement with investors on the company’s approach to climate and other sustainability topics. The briefing was held following the release of Woodside’s Sustainability disclosures in February 2025.

•

Woodside awarded a A$35 million contract to Cherratta Lodge, a Traditional Owner operated business in Karratha, Western Australia, for provision of accommodation to the workforce for Pluto Train 1 modifications. This is the first time Woodside has awarded a village accommodation contract to a Traditional Owner business and is part of the significant local economic benefits arising from the project.

Hedging

•	Of the 30 MMboe of 2025 oil production previously hedged at an average price of approximately $78.7 per barrel, approximately 25% was delivered by the end of the quarter.

•

Woodside also has a hedging program for Corpus Christi LNG volumes designed to protect against downside pricing risk. These hedges are Henry Hub (HH) and Title Transfer Facility (TTF) commodity swaps. Approximately 95% of 2025 and 87% of 2026 volumes have been hedged.

•

The realised value of all hedged positions for the quarter ended 31 March 2025 is a pre-tax profit of approximately $14 million, with a $32 million profit related to oil price hedges offset by a $23 million loss related to Corpus Christi hedges, and a $5 million profit related to other hedge positions. Hedging profit will be included in “other income” in the full-year financial statements.

Funding and liquidity

•	In the quarter, Woodside:

•	Entered into two $1,500 million short term liquidity facilities.

•	Repaid a $1,000 million bond that matured during the quarter.

•	Drew $800 million from available liquidity debt facilities.

•	Following the payment of the 2024 final dividend on 2 April 2025, Woodside had liquidity of $7,300 million.

8	First quarter report for period ended 31 March 2025

Annual General Meeting

•	Woodside’s hybrid meeting will be held on Thursday, 8 May 2025 at 10.00am (AWST) online and at the Crown Ballroom at Crown Towers, Burswood, Western Australia.

Upcoming events 2025

May	8	Annual General Meeting

July	23	Second quarter 2025 report

August	19	Half-Year 2025 report

October	22	Third quarter 2025 report

9	First quarter report for period ended 31 March 2025

2025 full-year guidance

		Prior	Current

Production	MMboe	186 - 196	No change

Gas hub exposure[12]	% of produced LNG	28 - 35	No change

Unit production cost	$/boe	8.5 - 9.2	No change

Property, plant and equipment depreciation and amortisation	$ million	4,500 - 5,000	No change

Exploration expense	$ million	200	No change

Payments for restoration	$ million	700 - 1,000	No change

Capital expenditure[13]	$ million	4,500 - 5,000	No change

[12]	Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes HH.
[13]

Capital expenditure includes the following participating interests; Sangomar (82%); Scarborough (74.9%), Pluto Train 2 (51%), Trion (60%) and working interest equity prior to the completion of the asset swap with Chevron for NWS Project, NWS Oil Project, Wheatstone, Julimar-Brunello and Angel CCS assets. It includes the remaining Beaumont New Ammonia acquisition expenditure. This guidance assumes no change to these participating interests in 2025. This excludes the impact of any subsequent asset sell-downs, future acquisitions or other changes in equity. It excludes Louisiana LNG expenditure.

10	First quarter report for period ended 31 March 2025

Production summary

		Q1 2025	Q4 2024	Q1 2024	YTD 2025	YTD 2024
Gas	MMscf/d	1,841	1,909	1,929	1,841	1,929
Liquids	Mbbl/d	223	224	155	223	155
Total	Mboe/d	546	559	494	546	494

		Q1 2025	Q4 2024	Q1 2024	YTD 2025	YTD 2024
AUSTRALIA
LNG
North West Shelf	Mboe	6,395	7,117	8,192	6,395	8,192
Pluto[14]	Mboe	10,430	11,232	11,754	10,430	11,754
Wheatstone	Mboe	2,422	2,460	2,357	2,422	2,357
Total	Mboe	19,247	20,809	22,303	19,247	22,303

Pipeline gas
Bass Strait	Mboe	3,192	3,140	2,359	3,192	2,359
Other[15]	Mboe	3,807	4,136	3,278	3,807	3,278
Total	Mboe	6,999	7,276	5,637	6,999	5,637

Crude oil and condensate
North West Shelf	Mbbl	1,106	1,250	1,412	1,106	1,412
Pluto[18]	Mbbl	857	911	931	857	931
Wheatstone	Mbbl	441	423	462	441	462
Bass Strait	Mbbl	402	482	492	402	492
Macedon & Pyrenees	Mbbl	369	617	109	369	109
Ngujima-Yin	Mbbl	725	1,143	886	725	886
Okha	Mbbl	312	616	466	312	466
Total	Mboe	4,212	5,442	4,758	4,212	4,758

NGL
North West Shelf	Mbbl	230	274	290	230	290
Pluto[18]	Mbbl	52	58	54	52	54
Bass Strait	Mbbl	668	740	832	668	832
Total	Mboe	950	1,072	1,176	950	1,176

Total Australia [16]	Mboe	31,408	34,599	33,874	31,408	33,874

	Mboe/d	349	376	372	349	372

[14]	Q1 2025 includes 2.04 MMboe of LNG, 0.10 MMboe of condensate and 0.05 MMboe of NGL processed at the Karratha Gas Plant (KGP) through the Pluto-KGP Interconnector.
[15]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.
[16]	Q1 2025 includes 0.29 MMboe primarily from feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

11	First quarter report for period ended 31 March 2025

		Q1 2025	Q4 2024	Q1 2024	YTD 2025	YTD 2024

INTERNATIONAL

Pipeline gas

USA	Mboe	378	305	360	378	360

Trinidad & Tobago	Mboe	2,416	2,425	2,503	2,416	2,503

Other[17]	Mboe	23	-	-	23	-

Total	Mboe	2,817	2,730	2,863	2,817	2,863

Crude oil and condensate

Atlantis	Mbbl	2,472	2,238	2,441	2,472	2,441

Mad Dog	Mbbl	2,577	2,607	2,765	2,577	2,765

Shenzi	Mbbl	2,322	1,832	2,405	2,322	2,405

Trinidad & Tobago	Mbbl	99	140	126	99	126

Sangomar	Mbbl	7,010	6,901	-	7,010	-

Other[21]	Mbbl	-	81	81	-	81

Total	Mboe	14,480	13,799	7,818	14,480	7,818

NGL

USA	Mbbl	398	320	393	398	393

Other[21]	Mbbl	12	-	-	12	-

Total	Mboe	410	320	393	410	393

Total International	Mboe	17,707	16,849	11,074	17,707	11,074
	Mboe/d	197	183	122	197	122

Total Production	Mboe	49,115	51,448	44,948	49,115	44,948
	Mboe/d	546	559	494	546	494

[17]	Overriding royalty interests held in the USA for several producing wells.

12	First quarter report for period ended 31 March 2025

Product sales

		Q1 2025	Q4 2024	Q1 2024	YTD 2025	YTD 2024
Gas	MMscf/d	1,962	2,129	1,950	1,962	1,950
Liquids	Mbbl/d	213	214	159	213	159

Total	Mboe/d	558	588	501	558	501

		Q1 2025	Q4 2024	Q1 2024	YTD 2025	YTD 2024
AUSTRALIA
LNG
North West Shelf	Mboe	6,887	6,753	8,008	6,887	8,008
Pluto	Mboe	9,676	10,490	10,513	9,676	10,513
Wheatstone[18]	Mboe	2,217	2,503	2,308	2,217	2,308

Total	Mboe	18,780	19,746	20,829	18,780	20,829

Pipeline gas
Bass Strait	Mboe	3,299	3,320	2,570	3,299	2,570
Other[19]	Mboe	3,584	4,058	2,894	3,584	2,894

Total	Mboe	6,883	7,378	5,464	6,883	5,464

Crude oil and condensate
North West Shelf	Mbbl	1,229	1,203	1,214	1,229	1,214
Pluto	Mbbl	705	1,093	640	705	640
Wheatstone	Mbbl	334	319	329	334	329
Bass Strait	Mbbl	534	518	597	534	597
Ngujima-Yin	Mbbl	663	1,006	999	663	999
Okha	Mbbl	-	653	618	-	618
Macedon & Pyrenees	Mbbl	499	472	496	499	496

Total	Mboe	3,964	5,264	4,893	3,964	4,893

NGL
North West Shelf	Mbbl	477	252	255	477	255
Pluto	Mbbl	110	53	55	110	55
Bass Strait	Mbbl	226	303	785	226	785

Total	Mboe	813	608	1,095	813	1,095

Total Australia	Mboe	30,440	32,996	32,281	30,440	32,281
	Mboe/d	338	359	355	338	355

[18]	Revenue presented in this quarterly report reconciles to operating revenue, the IFRS measure presented in Woodside Financial Statements. Comparative periods have been presented on the same basis.
[19]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

13	First quarter report for period ended 31 March 2025

		Q1 2025	Q4 2024	Q1 2024	YTD 2025	YTD 2024
INTERNATIONAL
Pipeline gas
USA	Mboe	294	231	286	294	286
Trinidad & Tobago	Mboe	2,274	2,802	2,457	2,274	2,457
Other[20]	Mboe	4	6	6	4	6

Total	Mboe	2,572	3,039	2,749	2,572	2,749

Crude oil and condensate
Atlantis	Mbbl	2,494	2,108	2,426	2,494	2,426
Mad Dog	Mbbl	2,620	2,629	2,626	2,620	2,626
Shenzi	Mbbl	2,202	1,730	2,352	2,202	2,352
Trinidad & Tobago	Mbbl	43	53	52	43	52
Sangomar	Mbbl	6,521	6,793	-	6,521	-
Other[24]	Mbbl	57	42	60	57	60

Total	Mboe	13,937	13,355	7,516	13,937	7,516

NGL
USA	Mbbl	371	303	413	371	413
Other[24]	Mbbl	2	4	3	2	3

Total	Mboe	373	307	416	373	416

Total International	Mboe	16,882	16,701	10,681	16,882	10,681
	Mboe/d	188	182	117	188	117

MARKETING[21]

LNG	Mboe	2,750	4,196	2,086	2,750	2,086
Liquids	Mboe	104	160	571	104	571

Total	Mboe	2,854	4,356	2,657	2,854	2,657

Total Marketing	Mboe	2,854	4,356	2,657	2,854	2,657

Total sales	Mboe	50,176	54,053	45,619	50,176	45,619
	Mboe/d	558	588	501	558	501

[20]	Overriding royalty interests held in the USA for several producing wells.
[21]	Purchased volumes sourced from third parties.

14	First quarter report for period ended 31 March 2025

Revenue (US$ million)

	Q1 2025	Q4 2024	Q1 2024	YTD 2025	YTD 2024
AUSTRALIA
North West Shelf	535	497	592	535	592
Pluto	712	853	745	712	745
Wheatstone[22]	199	213	199	199	199
Bass Strait	228	217	223	228	223
Macedon	52	49	51	52	51
Ngujima-Yin	57	84	92	57	92
Okha	-	50	50	-	50
Pyrenees	44	40	44	44	44
Total Australia	1,827	2,003	1,996	1,827	1,996

INTERNATIONAL
Atlantis	191	156	196	191	196
Mad Dog	190	183	204	190	204
Shenzi	167	124	190	167	190
Trinidad & Tobago[23]	66	66	61	66	61
Sangomar	481	484	-	481	-
Other[24]	3	2	5	3	5
Total International	1,098	1,015	656	1,098	656

Marketing revenue[25]	312	410	227	312	227

Total sales revenue[26]	3,237	3,428	2,879	3,237	2,879

Processing revenue	74	53	61	74	61
Shipping and other revenue	4	3	5	4	5
Total revenue	3,315	3,484	2,945	3,315	2,945

[22]	Revenue presented in this quarterly report reconciles to operating revenue, the IFRS measure presented in Woodside Financial Statements. Comparative periods have been presented on the same basis.
[23]	Includes the impact of periodic adjustments related to the production sharing contract (PSC).
[24]	Overriding royalty interests held in the USA for several producing wells.
[25]

Values include revenue generated from purchased LNG and Liquids volumes, as well as the marketing margin on the sale of Woodside’s produced LNG and Liquids portfolio. Marketing revenue excludes hedging impacts and cargo swaps where a Woodside produced cargo is sold and repurchased from the same counterparty to optimise the portfolio. The margin for these cargo swaps is recognised net in other income.

[26]	Referred to as ‘Revenue from sale of hydrocarbons’ in Woodside financial statements. Total sales revenue excludes all hedging impacts.

15	First quarter report for period ended 31 March 2025

Realised prices

	Units	Q1 2025	Q4 2024	Q1 2024	Units	Q1 2025	Q4 2024	Q1 2024
LNG produced	$/MMBtu	10.6	10.8	10.4	$/boe	67	69	67
LNG traded[27]	$/MMBtu	13.7	12.6	9.1	$/boe	86	80	59
Pipeline gas					$/boe	36	33	34
Oil and condensate	$/bbl	74	71	79	$/boe	74	71	79
NGL	$/bbl	47	45	47	$/boe	47	45	47
Liquids traded[31]	$/bbl	70	67	60	$/boe	70	67	60
Average realised price for pipeline gas:
Western Australia	A$/GJ	6.9	6.6	6.4
East Coast Australia	A$/GJ	14.0	12.7	13.7
International	$/Mcf	5.0	4.2	4.6
Average realised price	$/boe	65	63	63
Dated Brent	$/bbl	76	75	83
JCC (lagged three months)	$/bbl	78	86	92
WTI	$/bbl	71	70	77
JKM	$/MMBtu	14.7	13.5	11.9
TTF	$/MMBtu	14.6	12.8	9.8

Average realised price increased 3% from the prior quarter reflecting higher Dated Brent and WTI.

[27]	Excludes any additional benefit attributed to produced volumes through third-party trading activities.

16	First quarter report for period ended 31 March 2025

Exploration or appraisal wells drilled

No exploration or appraisal wells were drilled in the quarter ended 31 March 2025.

Permits and licences

Key changes to permit and licence holdings during the quarter ended 31 March 2025 are noted below.

Region	Permits or licence areas	Change in interest (%)	Current interest (%)	Remarks
Australia	WA-536-P	(65%)	—%	Licence expiry[28]
Egypt	Red Sea Block 1	(45%)	—%	Licence expiry - subsequent to the period
USA	GB 895, GB 852, GB 851, GB 806, GB 805, GB 762, GB 677, GB 676, GB 630, GB 760, GB 716, GB 672, GB 721	40%	100%	Assignment

[28]	National Electronic Approval Tracking System (NEATS) will be updated when expiry has been published in the Australian Government Gazette.

17	First quarter report for period ended 31 March 2025

Production rates

Average daily production rates (100% project) for the quarter ended 31 March 2025:

	Woodside share[29]	Production rate (100% project, Mboe/d)		Remarks
		Mar 2025	Dec 2024
AUSTRALIA
NWS Project
LNG	30.29%	235	258	Production was lower due to weather events.
Crude oil and condensate	30.41%	40	45
NGL	30.35%	8	10

Pluto LNG
LNG	90.00%	104	109	Production was lower due to unplanned outages.
Crude oil and condensate	90.00%	9	10

Pluto-KGP Interconnector
LNG	100.00%	23	24
Crude oil and condensate	100.00%	1	1
NGL	100.00%	1	1

Wheatstone[30]
LNG	12.03%	224	220	Production was higher due to increased reliability.
Crude oil and condensate	15.85%	31	32

Bass Strait
Pipeline gas	46.62%	76	85	Production was lower due to planned maintenance.
Crude oil and condensate	44.91%	10	12
NGL	46.21%	16	18

Australia Oil
Ngujima-Yin	60.00%	13	21	Production was lower due to weather events.
Okha	50.00%	7	13
Pyrenees	64.85%	6	10

Other
Pipeline gas[31]		42	45

[29]	Woodside share reflects the net realised interest for the period.
[30]	The Wheatstone asset processes gas from several offshore gas fields, including the Julimar and Brunello fields, for which Woodside has 65% participating interest and is the operator.
[31]	Includes the aggregate Woodside equity domestic gas production from all Western Australian projects.

18	First quarter report for period ended 31 March 2025

	Woodside share[32]	Production rate (100% project, Mboe/d)		Remarks
		Mar 2025	Dec 2024
INTERNATIONAL
Atlantis
Crude oil and condensate	38.50%	71	63	Production was higher due to increased reliability and a successful intervention campaign.
NGL	38.50%	4	4
Pipeline gas	38.50%	8	5

Mad Dog
Crude oil and condensate	20.86%	137	136
NGL	20.86%	6	4
Pipeline gas	20.86%	3	3

Shenzi
Crude oil and condensate	64.69%	40	31	Production was higher due to increased reliability.
NGL	64.79%	2	2
Pipeline gas	64.66%	1	1

Trinidad & Tobago
Crude oil and condensate	79.13%[33]	1	3	Production was lower due to reservoir decline.
Pipeline gas	50.35%[42]	53	57

Sangomar
Crude oil	78.45%[42]	99	95	Production was higher due to increased reliability.

Notes to petroleum reserves and resources

1.

The petroleum resource estimates are quoted as at the effective date of 31 March 2025, net Woodside share. For details of Woodside’s year end 2024 reserves position, see the Reserves Statement included in Woodside’s Annual Report on Form 20-F for the year ended 31 December 2024.

2.	All numbers are internal estimates produced by Woodside. Estimates of reserves should be regarded only as estimates that may change over time as additional information becomes available.

3.	The reference point is defined as the outlet of the floating production storage and offloading facility (FPSO).

4.

‘Reserves’ are estimated quantities of petroleum that have been demonstrated to be producible from known accumulations in which the company has a material interest from a given date forward, at commercial rates, under presently anticipated production methods, operating conditions, prices, and costs. Woodside reports reserves inclusive of all fuel consumed in operations. Woodside estimates and reports its proved reserves in accordance with SEC regulations which are also compliant with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS) (SPE-PRMS) guidelines. Assessment of the economic value in support of an SPE-PRMS (2018) reserves and resources classification, uses Woodside Portfolio Economic Assumptions (Woodside PEAs). The Woodside PEAs are reviewed on an annual basis, or more often if required. The review is based on historical data and forecast estimates for economic variables such as product prices and exchange rates. The Woodside PEAs are approved by the Woodside Board. Specific contractual arrangements for individual projects are also taken into account.

[32]	Woodside share reflects the net realised interest for the period.
[33]	Operations governed by production sharing contracts.

19	First quarter report for period ended 31 March 2025

5.

Woodside uses both deterministic and probabilistic methods for the estimation of reserves at the field and project levels. All proved reserves estimates have been estimated using deterministic methods and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

6.

‘MMboe’ means millions (106) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. All volumes are reported at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).

7.

‘Proved reserves’ are those quantities of crude oil, condensate, natural gas and NGLs that, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs and under existing economic conditions, operating methods, operating contracts, and government regulations. Proved reserves are estimated and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X.

8.	‘Undeveloped reserves’ are those reserves for which wells and facilities have not been installed or executed but are expected to be recovered through future significant investments.

9.

The estimates of petroleum reserves are based on and fairly represent information and supporting documentation prepared by, or under the supervision of, Mr Benjamin Ziker, Woodside’s Vice President Reserves and Subsurface, who is a full-time employee of the company and a member of the Society of Petroleum Engineers. The reserves estimates included in this report have been approved by Mr Ziker. Mr Ziker’s qualifications include a Bachelor of Science (Chemical Engineering) from Rice University (Houston, Texas, USA) and 26 years of relevant experience.

Glossary, units of measure and conversion factors

Refer to the information set forth under the heading “Glossary, units of measure and conversion factors” in Section 6.7 on pages 254-257 of the 2024 Annual Report, which is incorporated by reference into Woodside’s Annual Report on Form 20-F for the year ended 31 December 2024.

Product	Unit	Conversion factor
Natural gas	5,700 scf	1 boe
Condensate	1 bbl	1 boe
Oil	1 bbl	1 boe
Natural gas liquids	1 bbl	1 boe

Facility	Unit	LNG Conversion factor
Karratha Gas Plant	1 tonne	8.08 boe
Pluto Gas Plant	1 tonne	8.34 boe
Wheatstone	1 tonne	8.27 boe

The LNG conversion factor from tonne to boe is specific to volumes produced at each facility and is based on gas composition which may change over time.

20	First quarter report for period ended 31 March 2025

Term	Definition
bbl	barrel
bcf	billion cubic feet of gas
boe	barrel of oil equivalent
GJ	gigajoule
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
Mboe	thousand barrels of oil equivalent
Mboe/d	thousand barrels of oil equivalent per day
Mcf	thousand cubic feet of gas
MMboe	million barrels of oil equivalent
MMBtu	million British thermal units
MMscf/d	million standard cubic feet of gas per day
PJ	petajoules
scf	standard cubic feet of gas
TJ	terajoule

21	First quarter report for period ended 31 March 2025